April 24, 2019

Artur Bergman
Chief Executive Officer
Fastly, Inc.
475 Brannan Street, Suite 300
San Francisco, CA 94107

       Re: Fastly, Inc.
           Registration Statement on Form S-1
           Filed April 19, 2019
           File No. 333-230953

Dear Mr. Bergman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2019 letter.

Registration Statement on Form S-1 filed April 19, 2019

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Key Business Metrics
Dollar-Based Net Expansion Rate, page 68

1. In your revised disclosure you state that customers tend to increase their usage of your platform in their second year, which is typically followed by more modest increases in usage, if any, in ensuing years. Please revise to explain in further detail how this tendency specifically impacted your DBNER in 2017 and 2018, such as the numbers of customers used in the 2016 and 2017 base period computations. In addition, please address why your customer numbers are growing in 2018 over 2017, while DBNER for 2018 is falling from the 2017 DBNER.
 Artur Bergman
Fastly, Inc.
April 24, 2019
Page 2
Critical Accounting Policies and Estimates
Common Stock Valuation , page 81

2. In your response to prior comment 2 you noted differences in the sets of comparable companies, as well as selections of revenue multiples, used by the lead underwriters and your third-party valuation firm. Please provide us with a complete analysis of the comparable companies and revenue multiples used in the February 28, 2019 valuation and in the determination of your preliminary IPO price range.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or
Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameArtur Bergman                            Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameFastly, Inc.
                                                           and Services
April 24, 2019 Page 2
cc:       Seth Gottlieb
FirstName LastName